UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number: 000-51694

IncrediMail Ltd.
(Translation of registrant’s name into English)

4 HaNechoshet Street, Tel-Aviv, Israel 69710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

IncrediMail Ltd.

The registrant hereby informs its shareholders that an Annual General Meeting of the registrant’s shareholders is scheduled to be held on December 24, 2008. A notice regarding the meeting and the matters on the agenda of such meeting is annexed hereto as Exhibit 1 and is incorporated herein by reference.

Further, the registrant hereby informs its shareholders that the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 (including its financial statements for such year), which was filed with the US Securities and Exchange Commission on May 12, 2008, is available through the registrant’s website (http://www.incredimail-corp.com). Upon the request of a shareholder of the registrant, the registrant shall provide to such shareholder a hard copy of the 2007 annual report, free of charge.

Exhibits

Exhibit 1	Notice dated November 10, 2008, regarding the Annual General Meeting of the registrant’s shareholders which is scheduled to be held on December 24, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2008.	IncrediMail Ltd. By: /s/ Yacov Kaufman —————————————— Yacov Kaufman Chief Financial Officer